UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42020

MAREX GROUP PLC

(Translation of registrant’s name into English)

155 Bishopsgate London EC2M 3TQ United Kingdom +44 2076 556000	140 East 45th Street, 10th Floor New York, New York 10017 (212) 618-2800

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-278953) and Form F-3 (File No. 333-286884) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

Annual General Meeting Results

At the annual general meeting (“AGM”) of Marex Group plc (the “Company”), held on 28 May 2025 at 155 Bishopsgate, London, EC2M 3TQ, United Kingdom, the resolutions set out in the Notice of AGM dated 1 April 2025, which was furnished on a Form 6-K with the Securities and Exchange Commission on 2 April 2025, were passed by the requisite amount of votes.

As previously announced, Resolution 10, which related to the re-election of Roger Nagioff as a director of the Company, and Resolution 14, which related to the re-election of Henry Richards as a director of the Company, were withdrawn in light of their resignations from the board following publication of the Notice of AGM and prior to the date of the AGM.

Resolutions 1 to 9 (inclusive), 11 to 13 (inclusive), 15 and 17 were each passed as ordinary resolutions. Resolution 16 was passed as a special resolution. A poll was held on each of these resolutions.

The full text of the resolutions, along with the explanatory notes, is set out in the Notice of AGM, which is available on the Company’s website: https://ir.marex.com/events/event-details/marex-group-annual-general-meeting-2025 together with the poll results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marex Group plc

Date: May 30, 2025	By:	/s/ Robert Irvin
Robert Irvin
Chief Financial Officer